SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


        Report on Form 6-K the period from 29 August to 7 September 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


      Enclosures:

      1. A notification dated 29 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 25 August 2006 the Company had 515,695,185 Ordinary shares in issue.

      2. A notification dated 30 August 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 29 August 2006 the Company had 515,760,587 Ordinary shares in issue.
      3. A notification dated 30 August 2006 advising that Barclays Plc no longer has an interest in the issued Ordinary share capital of the Company.
      4. A notification dated 1 September 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 31 August 2006 the Company had 515,859,303 Ordinary shares in issue.
      5. A notification dated 1 September 2006 advising of the exercise of options over 50,774 Ordinary shares in the Company and subsequent sale of 25,127 shares by J K Masters, a director of The BOC Group plc.
      6. A notification dated 1 September 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 34,747 Ordinary shares in the Company in which the directors have a technical interest.
      7. A notification dated 1 September 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
      8. A notification dated 4 September 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 1 September 2006 the Company had 516,026,003 Ordinary shares in issue.
      9. A notification dated 4 September 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 29 AUGUST 2006
                  AT 09.03 HRS UNDER REF: PRNUK-2908060902-12EF

29 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 25 August 2006 it had in issue 515,695,185 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                 0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 30 AUGUST 2006
                  AT 09.00 HRS UNDER REF: PRNUK-3008060859-BE87


30 August 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 29 August 2006 it had in issue 515,760,587 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                 0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 30 AUGUST 2006
                 AT 15.52 HRS UNDER REF: PRNUK- 3008061551-757C


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-----------------------------------------------------------------------------------------------------------------------
1.  Name of company                                      2. Name of shareholder having a major interest
    THE BOC GROUP plc                                       BARCLAYS PLC

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
3.  Please state whether notification indicates that     4. Name of the registered holder(s) and, if more than one
    it is in respect of holding of the shareholder          holder, the number of shares held by each of them
    named in 2 above or in respect of a non-
    beneficial interest or in the case of an
    individual holder if it is a holding of that            BARCLAYS PLC
    person's spouse or children under the age of 18

    NOTIFICATION IN RESPECT OF THE PARTY NAMED IN 2
    ABOVE.


-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
5.  Number of                 6. Percentage of issued    7. Number of                  8. Percentage of issued class
    shares/amount of             class                      shares/amount of
    stock acquired                                          stock disposed



-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
9.  Class of security                                    10. Date of transaction       11. Date company informed

                                                             24 AUGUST 2006                30 AUGUST 2006
    ORDINARY SHARES OF 25P EACH


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification            13. Total percentage holding of issued class following this notification



-------------------------------------------------------------------------------------------------------------------------


                                                                    Page 5 of 21




-------------------------------------------------------------------------------------------------------------------------
14. Any additional information                           15. Name of contact and telephone number for queries

    IN A LETTER DATED 25 AUGUST 2006 (RECEIVED ON 30         CAROL HUNT
    AUGUST 2006), THE BOC GROUP plc HAS BEEN ADVISED         DEPUTY COMPANY SECRETARY
    THAT BARCLAYS PLC NO LONGER HOLDS A NOTIFIABLE           01276 807759
    INTEREST IN THE ORDINARY SHARE CAPITAL OF THE
    COMPANY (PREVIOUSLY 3.77%).

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

    CAROL HUNT

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___30 AUGUST 2006_________

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 1 SEPTEMBER 2006
                  AT 08.59 HRS UNDER REF: PRNUK-0109060858-A0E0



1 September 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 31 August 2006 it had in issue 515,859,303 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                 0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 1 SEPTEMBER 2006
                  AT 16.47 HRS UNDER REF: PRNUK-0109061646-90CC

    NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
                      RESPONSIBILITY OR CONNECTED PERSONS

      This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

    (7) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
    (7) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
    (7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
    (7) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

       Please complete all relevant boxes should in block capital letters.

-------- ---------------------------------------------- ------ --------------------------------------------------
 1.      Name of the issuer                              2.    State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4N/A(1)(b) a disclosure made
                                                               in accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985;
                                                               or

                                                               (iii) both (i) and (ii)

         THE BOC GROUP plc                                     IN RESPECT OF BOTH (i) AND (ii)

-------- ---------------------------------------------- ------ --------------------------------------------------
 3.      Name of person discharging managerial           4.    State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person

         JERRY KENT MASTERS                                    N/A

-------- ---------------------------------------------- ------ --------------------------------------------------
 5.      Indicate whether the notification is in         6.    Description of shares (including class),
         respect of a holding of the person referred           debentures or derivatives or financial
         to in 3 or 4 above or in respect of a                 instruments relating to shares
         non-beneficial interest

         IN RESPECT OF A HOLDING OF THE DIRECTOR IN 3          ORDINARY SHARES OF 25p EACH
         ABOVE

-------- ---------------------------------------------- ------ --------------------------------------------------
 7.      Name of registered shareholders(s) and, if      8.    State the nature of the transaction
         more than one, the number of shares held
         by each of them

         JERRY KENT MASTERS                                    EXERCISE A TOTAL OF 50,774 EXECUTIVE AND LTIP
                                                               OPTIONS GRANTED IN FEBRUARY 2003 AND SUBSEQUENT
                                                               SALE OF 25,127 SHARES ACQUIRED UPON EXERCISE
-------- ---------------------------------------------- ------ --------------------------------------------------

                                                                    Page 8 of 21



-------- ---------------------------------------------- ------ --------------------------------------------------
 9.      Number of shares, debentures or financial       10.   Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)

         25,647                                                LESS THAN 0.01%

-------- ---------------------------------------------- ------ --------------------------------------------------
 11.     Number of shares, debentures or financial       12.   Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)

         25,127                                                LESS THAN 0.01%

-------- ---------------------------------------------- ------ --------------------------------------------------
 13.     Price per share or value of transaction         14.   Date and place of transaction

         37,590 AT 776P AND 13,184 AT NIL COST PER             1 SEPTEMBER 2006,
         LONDON SHARE (EXERCISE)

         25,127 AT 1615P (SALE)

-------- ---------------------------------------------- ------ --------------------------------------------------
 15.     Total holding following notification and        16.   Date issuer informed of transaction
         total percentage holding following
         notification (any treasury shares should not
         be taken into account when calculating
         percentage)

         28,099 SHARES / 137,822 OPTIONS                       1 SEPTEMBER 2006

-------- ---------------------------------------------- ------ --------------------------------------------------

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-------- ---------------------------------------------- ------ -----------------------------------------------
 17.     Date of grant                                  18.    Period during which or date on which it can
                                                               be exercised

-------- ---------------------------------------------- ------ -----------------------------------------------
 19.     Total amount paid (if any) for grant of the    20.    Description of shares or debentures involved
         option                                                (class and number)

-------- ---------------------------------------------- ------ -----------------------------------------------
 21.     Exercise price (if fixed at time of grant)     22.    Total number of shares or debentures over
         or indication that price is to be fixed at            which options held following notification
         the time of exercise

-------- ---------------------------------------------- ------ -----------------------------------------------
23.      Any additional information                      24.   Name of contact and telephone number for
                                                               queries

         The sale of the shares as described in 8
         above is being made by Mr Masters in
-------- ---------------------------------------------- ------ -----------------------------------------------

                                                                    Page 9 of 21



         order to fund the exercise of his options as set out in 13 above. The Panel on Takeovers and Mergers has confirmed on an ex parte basis that this sale has no Code consequences.

--------------------------------------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR

Date of notification   1 SEPTEMBER 2006
--------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 1 SEPTEMBER 2006
                  AT 17.06 HRS UNDER REF: PRNUK-0109061702-F16A



1 September 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 1 September 2006 of 34,747 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 34,747 Ordinary shares, the Trustee now holds 4,226,356 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,226,356 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 1 SEPTEMBER 2006
                  AT 17.14 HRS UNDER REF: PRNUK-0109061712-DB20

                                                                        FORM 8.1

           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)

1.       KEY INFORMATION

------------------------------------------------------ ---------------------------------------------------------------------------
Name of person dealing (Note 1)                        Jerry Kent MASTERS
------------------------------------------------------ ---------------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
------------------------------------------------------ ---------------------------------------------------------------------------
Class of relevant security to which the dealings       Ordinary shares of 25 pence
each being disclosed relate (Note 2)
------------------------------------------------------ ---------------------------------------------------------------------------
Date of dealing                                        1 September 2006
------------------------------------------------------ ---------------------------------------------------------------------------


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------ ------------------------------------- -------------------------------------
                                                                       Long                                 Short

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
                                                            Number               (%)               Number               (%)

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
(1) Relevant securities                                     28,099             0.005%                N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
Total                                                       28,099             0.005%                N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------ ------------------------------------- -------------------------------------
Class of relevant security:                                            Long                                 Short

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
                                                            Number               (%)               Number                (%)

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
(1) Relevant securities                                       N/A                N/A                 N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------


                                                                   Page 12 of 21



(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
Total                                                         N/A                N/A                 N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------

(c)     Rights to subscribe (Note 3)

------------------------------------------------------ ---------------------------------------------------------------------------
Class of relevant security:                            Details

------------------------------------------------------ ---------------------------------------------------------------------------
Ordinary Shares of 25p each                            137,822
------------------------------------------------------ ---------------------------------------------------------------------------


3.      DEALINGS (Note 4)

(a)     Purchases and sales

--------------------------------------------- ------------------------------------------ -----------------------------------------
Purchase/sale                                 Number of securities                       Price per unit (Note 5)
--------------------------------------------- ------------------------------------------ -----------------------------------------
Purchase (ESOS)                               37,590                                     776p
--------------------------------------------- ------------------------------------------ -----------------------------------------
Purchase (LTIP)                               13,184                                     NIL
--------------------------------------------- ------------------------------------------ -----------------------------------------
Sale                                          21,127                                     1,615p
--------------------------------------------- ------------------------------------------ -----------------------------------------


(b)     Derivatives transactions (other than options)

-------------------------- ----------------------------- ---------------------------------------- --------------------------------
Product name,              Long/short (Note 6)           Number of securities (Note 7)            Price per unit (Note 5)
e.g. CFD
-------------------------- ----------------------------- ---------------------------------------- --------------------------------
N/A                        N/A                           N/A                                      N/A
-------------------------- ----------------------------- ---------------------------------------- --------------------------------

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

-------------------------- ------------------- ----------------------- ------------ ---------------- ---------- ------------------
Product name,              Writing,            Number of securities    Exercise     Type, e.g.       Expiry     Option money
e.g. call option           selling,            to which the option     price        American,        date       paid/received
                           purchasing,         relates (Note 7)                     European etc.               per unit (Note 5)
                           varying etc.
-------------------------- ------------------- ----------------------- ------------ ---------------- ---------- ------------------
N/A                        N/A                 N/A                     N/A          N/A              N/A        N/A
-------------------------- ------------------- ----------------------- ------------ ---------------- ---------- ------------------

(ii)    Exercising

--------------------------------------------- ------------------------------------------ -----------------------------------------
Product name, e.g. call option                Number of securities                       Exercise price per unit (Note 5)
--------------------------------------------- ------------------------------------------ -----------------------------------------
Exercise (ESOS)                               37,590                                     776p
--------------------------------------------- ------------------------------------------ -----------------------------------------
Exercise (LTIP)                               13,184                                     NIL
--------------------------------------------- ------------------------------------------ -----------------------------------------

(d)     Other dealings (including new securities) (Note 4)

--------------------------------------------- ------------------------------------------ -----------------------------------------
Nature of transaction (Note 8)                Details                                    Price per unit (if applicable) (Note 5)
--------------------------------------------- ------------------------------------------ -----------------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ -----------------------------------------

4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
The sale of the shares as described in paragraph 3(a) is being made by Mr Masters in order to fund the exercise of his options as set out in paragraph 3(c) (ii). The Panel on Takeovers and Mergers has confirmed on an ex parte basis that this sale has no Code consequences.
--------------------------------------------------------------------------------

Is a Supplemental Form 8 attached? (Note 9)                            - NO

---------------------------------------------------------------------------- -----------------------------------------------------
Date of disclosure                                                           1 September 2006
---------------------------------------------------------------------------- -----------------------------------------------------
Contact name                                                                 Sarah Larkins
---------------------------------------------------------------------------- -----------------------------------------------------
Telephone number                                                             01276 807383
---------------------------------------------------------------------------- -----------------------------------------------------
Name of offeree/offeror with which associated                                The BOC Group plc
---------------------------------------------------------------------------- -----------------------------------------------------
Specify category and nature of associate status (Note 10)                    Category (3) - directors (together with their close
                                                                             relatives and related trusts) of The BOC Group plc
                                                                             and its subsidiaries and fellow subsidiaries and
                                                                             their associated companies.
---------------------------------------------------------------------------- -----------------------------------------------------

Notes

        The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 4 SEPTEMBER 2006
                  AT 08.59 HRS UNDER REF: PRNUK-0409060858-A564


4 September 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 1 September 2006 it had in issue 516,026,003 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.
Contacts:
The BOC Group plc
Christopher Marsay, Director Investor Relations      01276 477222
The Maitland Consultancy
Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 4 SEPTEMBER 2006
                  AT 11.16 HRS UNDER REF: PRNUK-0409061114-FB56

                                                                        FORM 8.1

           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)

1.       KEY INFORMATION

------------------------------------------------------ ---------------------------------------------------------------------------
Name of person dealing (Note 1)                        See attached Schedule
------------------------------------------------------ ---------------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
------------------------------------------------------ ---------------------------------------------------------------------------
Class of relevant security to which the dealings       Ordinary shares of 25 pence
each being disclosed relate (Note 2)
------------------------------------------------------ ---------------------------------------------------------------------------
Date of dealing                                        See attached Schedule
------------------------------------------------------ ---------------------------------------------------------------------------


2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------ ------------------------------------- -------------------------------------
                                                                       Long                                 Short

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
                                                            Number               (%)               Number               (%)

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
(1) Relevant securities                                  See attached       See attached        See attached       See attached
                                                           Schedule           Schedule            Schedule           Schedule
------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
Total                                                    See attached       See attached        See attached       See attached
                                                           Schedule           Schedule            Schedule           Schedule
------------------------------------------------------ ------------------ ------------------ -------------------- ----------------

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------ ------------------------------------- -------------------------------------
Class of relevant security:                                            Long                                 Short

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
                                                            Number               (%)               Number               (%)

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
(1) Relevant securities                                       N/A                N/A                 N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------

                                                                   Page 16 of 21


------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------
Total                                                         N/A                N/A                 N/A                N/A

------------------------------------------------------ ------------------ ------------------ -------------------- ----------------

(c)     Rights to subscribe (Note 3)

------------------------------------------------------ ---------------------------------------------------------------------------
Class of relevant security:                            Details

------------------------------------------------------ ---------------------------------------------------------------------------
Ordinary Shares of 25p each                            See attached Schedule
------------------------------------------------------ ---------------------------------------------------------------------------


3.      DEALINGS (Note 4)

(a)     Purchases and sales

--------------------------------------------- ------------------------------------------ -----------------------------------------
Purchase/sale                                 Number of securities                       Price per unit (Note 5)
--------------------------------------------- ------------------------------------------ -----------------------------------------
See attached Schedule
--------------------------------------------- ------------------------------------------ -----------------------------------------

(b)     Derivatives transactions (other than options)

-------------------------- ----------------------------- ---------------------------------------- --------------------------------
Product name,              Long/short (Note 6)           Number of securities (Note 7)            Price per unit (Note 5)
e.g. CFD
-------------------------- ----------------------------- ---------------------------------------- --------------------------------
N/A                        N/A                           N/A                                      N/A
-------------------------- ----------------------------- ---------------------------------------- --------------------------------

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

-------------------------- ------------------- ----------------------- ------------ ---------------- ------------ ----------------
Product name,              Writing,            Number of securities    Exercise     Type, e.g.       Expiry       Option money
e.g. call option           selling,            to which the option     price        American,        date         paid/received
                           purchasing,         relates (Note 7)                     European etc.                 per unit (Note
                           varying etc.                                                                           5)
-------------------------- ------------------- ----------------------- ------------ ---------------- ------------ ----------------
N/A                        N/A                 N/A                     N/A          N/A              N/A          N/A
-------------------------- ------------------- ----------------------- ------------ ---------------- ------------ ----------------

(ii)    Exercising

--------------------------------------------- ------------------------------------------ -----------------------------------------
Product name, e.g. call option                Number of securities                       Exercise price per unit (Note 5)
--------------------------------------------- ------------------------------------------ -----------------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ -----------------------------------------

(d)     Other dealings (including new securities) (Note 4)

--------------------------------------------- ------------------------------------------ -----------------------------------------
Nature of transaction (Note 8)                Details                                    Price per unit (if applicable) (Note 5)

--------------------------------------------- ------------------------------------------ -----------------------------------------
N/A                                           N/A                                        N/A
--------------------------------------------- ------------------------------------------ -----------------------------------------

4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                            - NO


---------------------------------------------------------------------------- -----------------------------------------------------
Date of disclosure                                                           4 September 2006
---------------------------------------------------------------------------- -----------------------------------------------------
Contact name                                                                 Sarah Larkins
---------------------------------------------------------------------------- -----------------------------------------------------
Telephone number                                                             01276 807383
---------------------------------------------------------------------------- -----------------------------------------------------
Name of offeree/offeror with which associated                                The BOC Group plc
---------------------------------------------------------------------------- -----------------------------------------------------
Specify category and nature of associate status (Note 10)                    Category (3) - directors (together with their close
                                                                             relatives and related trusts) of The BOC Group plc
                                                                             and its subsidiaries and fellow subsidiaries and
                                                                             their associated companies.
---------------------------------------------------------------------------- -----------------------------------------------------


Notes

        The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
       For category 3 associates the period 25 August to 1 September 2006

Part A - Purchases and Sales
-------------------------------- ----------------- ------------------ ------------------ --------------- ---------------------------
                                                                                                         Resultant holding of
                                                                                                         shares
                                                                                                         (excl. shares under
Name                             Date of dealing   Purchase/Sale      Number of shares   Price ((pound)) option)

                                                                                                         Number              %
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Stuart JARA                      25/08.06          Purchase (ESOS)    6000               851p            6,000         0.001%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Stuart JARA                      25/08/06          Purchase (ESOS)    1700               914p            7,700         0.001%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Stuart JARA                      25/08/06          Purchase (ESOS)    6841               937p            14,541        0.003%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Stuart JARA                      25/08/06          Purchase (ESOS)    5000               993p            19,541        0.004%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
James BLAKE                      25/08/06          Purchase (ESOS)    4073               993p            11,703        0.002%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
James BLAKE                      25/08/06          Purchase (ESOS)    7831               776p            19,534        0.004%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
James Alexander FORD             01/09/06          Purchase (ESOS)    23,453             776p            61,326        0.01%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Martin GIBBONS                   18/08/06          Purchase (ESOS)    3021               993p            18,621        0.004%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Michael Stewart HUGGON           30/08/06          Purchase (ESOS)    1,845              1,016p          3,904         0.007%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Michael Stewart HUGGON           30/08/06          Purchase (ESOS)    10,655             1,016p          14,559        0.003%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Michael Stewart HUGGON           01/09/06          Purchase (LTIP)    5,221              NIL             19,780        0.004%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------
Michael Stewart HUGGON           01/09/06          Sale               17,721             1,615p          2,059         0.0004%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------- -------------

Part B - Exercising Options
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------------------
                                                                                                         Resultant holding of
                                                   Product name       Number of shares   Exercise        shares under option
Name                             Date of exercise  (e.g.              acquired           price ((pound)) per   Number            %
                                                   option/award)                         share
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -----------
Stuart JARA                      25/08/06          ESOS               6000               851p            32,910       0.006%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -----------
Stuart JARA                      25/08/06          ESOS               1700               914p            31,210       0.006%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -----------
Stuart JARA                      25/08/06          ESOS               6841               937p            24,369       0.005%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -----------
Stuart JARA                      25/08/06          ESOS               5000               993p            19,369       0.004%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -----------
James BLAKE                      25/08/06          ESOS               4073               993p            69,095       0.01%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -----------
James BLAKE                      25/08/06          ESOS               7831               776p            61,264       0.01%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -----------
James Alexander FORD             01/09/06          ESOS               23,453             776p            70,216       0.01%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -----------
Martin GIBBONS                   18/08/06          ESOS               3021               993p            17,284       0.003%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -----------
Michael Stewart HUGGON           30/08/06          ESOS               1,845              1,016p          63,260       0.01%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -----------
Michael Stewart HUGGON           30/08/06          ESOS               10,655             1,016p          52,605       0.01%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -----------
Michael Stewart HUGGON           01/09/06          LTIP               5,221              NIL             47,384       0.009%
-------------------------------- ----------------- ------------------ ------------------ --------------- ------------ -----------

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  September 7, 2006



                                   By:  /s/ Sarah Larkins
                                        -----------------------------------
                                        Name:  Sarah Larkins
                                        Title:  Assistant Company Secretary